United States
Securities and Exchange Commission
Washington, D.C. 20549

Form n-8a

Notification of registration filed pursuant to Section 8(a) of the Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Dawson Private Markets Evergreen Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

10 Bryant Park

452 Fifth Ave., Suite 23011

New York, NY 10018

Telephone Number (including area code):

(647) 925-1284

Name and address of agent for service of process:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

With copies to:

Nicole M. Runyan, P.C.

Pamela P. Chen
Kirkland & Ellis LLP
601 Lexington Avenue

New York, New York 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes     ☒     No     ☐

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Toronto, and the Province of Ontario, in the Country of Canada on December 17, 2025.

DAWSON PRIVATE MARKETS EVERGREEN FUND

By:	/s/ Derek Miners
Name:	Derek Miners
Title:	Initial Trustee

Attest:

/s/ Matthew Kuchinsky
Name:	Matthew Kuchinsky
Title:	Partner and General Counsel, Dawson Partners Inc.